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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*



                                DATA RACE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   237842109
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               February 16, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   237842109             SCHEDULE 13G        PAGE  2  OF  8  PAGES
         ---------------------                            ----    ----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Liviakis Financial Communications, Inc.     68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       2,607,020
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                              -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      2,607,020
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                        -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,607,020
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                           [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              11.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   8    PAGES
                               -----    -----

CUSIP NO.   237842109             SCHEDULE 13G        PAGE  3  OF  8  PAGES
         ---------------------                            ----    ----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John M. Liviakis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                          71,400
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        2,607,020
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                         71,400
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  2,607,020
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,678,420
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              11.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   3   OF   8    PAGES
                               -----    -----

CUSIP NO.   237842109             SCHEDULE 13G        PAGE  4  OF  8  PAGES
         ---------------------                            ----    ----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Renee A. Liviakis
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                             -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        2,607,020
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                            -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  2,607,020
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,607,020
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                           [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              11.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   4   OF   8    PAGES
                               -----    -----

                                                              PAGE 5 of 8 PAGES



ITEM 1(A). NAME OF ISSUER:

     Data Race, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     12400 Network Boulevard
     San Antonio, Texas 78249

ITEM 2(A). NAME(S) OF PERSON(S) FILING:

     Liviakis Financial Communications, Inc. ("LFC")
     John M. Liviakis ("JML")
     Renee A. Liviakis ("RAL")

     LFC, JML and RAL are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     495 Miller Avenue
     Mill Valley, California 94941

ITEM 2(C). CITIZENSHIP:

     LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock, no par value

ITEM 2(E). CUSIP NUMBER:

     237842109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable

                                                              PAGE 6 of 8 PAGES




ITEM 4. OWNERSHIP.

     (a) Amount beneficially owned as of December 31, 1999:

          LFC: 2,607,020 shares
          JML: 2,678,420 shares
          RAL: 2,607,020 shares

          JML and RAL are husband and wife, and each owns 50% of the outstanding shares of LFC. Each is a director and officer of LFC and, as such, influences the exercise of voting power and dispositive power by LFC. Each of JML and RAL is reporting all of the 2,607,020 shares beneficially owned by LFC on February 16, 2000 as beneficially owned.

     (b) Percent of class:

          LFC: 11.3%
          JML: 11.6%
          RAL: 11.3%

          Based upon the 22,602,924 shares of Common Stock that the Issuer reported as outstanding on January 5, 2000, as adjusted for the 488,889 shares issuable upon exercise of stock purchase warrants held by LFC and presently exercisable.

     (c) Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote:

                 LFC:    2,607,020 shares
                 JML:       71,400 shares
                 RAL:          -0- shares

          (ii)   Shared power to vote or direct the vote:

                 LFC:          -0- shares
                 JML:    2,607,020 shares
                 RAL:    2,607,020 shares

          JML and RAL, in their capacity as officers and directors, share the power to vote or direct the vote of the shares owned by LFC.

                                                              PAGE 7 of 8 PAGES




          (iii)  Sole power to dispose or to direct the disposition of:

                 LFC:    2,607,020 shares
                 JML:       71,400 shares
                 RAL:          -0- shares


          (iv)   Shared power to dispose or direct the disposition of:

                 LFC:          -0- shares
                 JML:    2,607,020 shares
                 RAL:    2,607,020 shares

               JML and RAL, in their capacity as officers and directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

                                                              PAGE 8 of 8 PAGES





ITEM 10. CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 17, 2000            LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                    By: /s/ John M. Liviakis
                                        -------------------------------------
                                        John M. Liviakis, President


                                        /s/ John M. Liviakis
                                    -----------------------------------------
                                        John M. Liviakis


                                        /s/ Renee A. Liviakis
                                    -----------------------------------------
                                        Renee A. Liviakis